No. 812-14450

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (the “ACT”) GRANTING AN EXEMPTION FROM SECTIONS 23(a), 23(b) AND 63 OF THE ACT, AND PURSUANT TO SECTIONS 57(a)(4) AND 57(i) OF THE ACT AND RULE 17d-1 UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT, AND PURSUANT TO SECTION 23(c)(3) OF THE ACT GRANTING AN EXEMPTION FROM SECTION 23(c)

NEWTEK BUSINESS SERVICES CORP.
212 West 35th Street
2nd Floor
New York, New York 10001
(212) 356-9500

All Communications, Notices and Orders to:

Michael A. Schwartz
Chief Legal Officer
Newtek Business Services Corp.
212 West 35th Street
2nd Floor
New York, New York 10001
(212) 356-9500

Copies to:
Steven B. Boehm
Cynthia M. Krus
Sutherland Asbill & Brennan LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001

February 8, 2016

 i

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of: NEWTEK BUSINESS SERVICES CORP. 212 West 35th Street, 2nd Floor New York, New York 10001 File No. 812-14450 Investment Company Act of 1940	) ) ) ) ) ) ) ) ) ) ) ) )	SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (the “ACT”) GRANTING AN EXEMPTION FROM SECTIONS 23(a), 23(b) AND 63 OF THE ACT, AND PURSUANT TO SECTIONS 57(a)(4) AND 57(i) OF THE ACT AND RULE 17d-1 UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT, AND PURSUANT TO SECTION 23(c)(3) OF THE ACT GRANTING AN EXEMPTION FROM SECTION 23(c)

I.	INTRODUCTION

Newtek Business Services Corp. (“Applicant”), an internally managed closed-end investment company that has elected to be regulated as a business development company (“BDC”)1 under the Investment Company Act of 1940 (the “Act”)2, hereby applies for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) granting an exemption from Sections 23(a), 23(b), and 63, and pursuant to Sections 57(a)(4) and 57(i) and Rule 17d-13 authorizing certain joint transactions otherwise prohibited by Section 57(a)(4), and pursuant to Section 23(c)(3) granting an exemption from Section 23(c). The Order would permit Applicant to (i) issue Restricted Stock (as defined below) as part of the compensation package for certain of its employees, officers and directors, including non-employee directors (the “Non-Employee Directors”)4 in its 2015 Stock Incentive Plan (the “Plan”), (ii) withhold shares of the Applicant’s common stock or purchase shares of Applicant’s common stock from Participants to satisfy tax withholding obligations relating to the vesting of Restricted Stock or the exercise of Options (as defined below) that were granted to them pursuant to Applicant’s 2014 Stock Incentive Plan (the “2014 Plan”) or will be granted pursuant to the Plan5, and (iii) permit Participants to pay the exercise price of Options that were or will be granted to them pursuant to the Plans with shares of Applicant’s common stock.

II.	BACKGROUND

Applicant

Applicant is an internally managed closed-end investment company that has elected to be regulated as a BDC under the Act. Applicant, headquartered in New York, New York, is a national lender that also provides a wide range of business and financial products to small businesses. Applicant was incorporated under the laws of the state of New York in June 1999 as Whitestone Holdings, Inc., completed an initial public offering in September 2000 and changed its name to Newtek Business Services, Inc. in November 2002. In November 2014, Newtek Business Services, Inc. merged with and into Newtek Business Services Corp., (the “Reincorporation Transaction”) for the purpose of reincorporating in the state of Maryland. Upon completion of the Reincorporation Transaction, Applicant

1 Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

2 Unless otherwise indicated, all section references herein are to the Act.

3 Unless otherwise indicated, all rule references herein are to rules under the Act.

4 Employees, officers and directors, including Non-Employee Directors, together the “Participants” and each, a “Participant”.

5 The “2014 Plan” and the Plan, together the “Plans”.

elected to be regulated as a BDC. Applicant intends to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986 (the “Code”) beginning with the 2015 tax year.

Applicant believes it is a leading capital provider to small- and medium-sized businesses (“SMBs”) based on its loan volume of more than $1 billion through approximately 1,544 transactions since 2003 and is currently the largest non-financial institution U.S. Small Business Administration (the “SBA”) licensed lender under the federal Section 7(a) loan program based on annual origination volume. Applicant originates loans through a variety of sourcing channels and, through a rigorous underwriting process, seeks to achieve attractive risk-weighted returns. In addition, Applicant and its controlled portfolio companies provide comprehensive lending, payment processing, managed technology, personal and commercial insurance and payroll solutions to over 100,000 SMB accounts, across all industries.

As of December 31, 2015, Applicant had over 969 companies in its portfolio. Shares of Applicant’s common stock are traded on the Nasdaq Global Market under the symbol “NEWT.” As of December 31, 2015, there were 14,503,927 shares of Applicant’s common stock outstanding.

Applicant currently has a five-member board of directors (the “Board”) of whom three are Non-Employee Directors or non-interested persons of Applicant within the meaning of Section 2(a)(19), and two are considered “interested persons” of Applicant. As of December 31, 2015, Applicant had 146 employees.

Applicant’s Current Incentive Compensation Program

Applicant must compete for leadership with other commercial banks, investment banks, and other publicly traded companies not regulated as investment companies, which are generally able to award many different types of stock-based compensation to their directors, (including their non-employee directors,) officers, and employees. Moreover, the Applicant also must compete for leadership with private equity funds, which generally have the discretion to offer a portion of their various carried interests to induce professional talent to associate with their funds without being required to obtain Commission approval each time. Such private equity funds have a tax advantage. Specifically, Section 57(n) prohibits Applicant from sharing profits in an amount that exceeds 20 per centum of the “net income after taxes.” When Applicant chooses to retain its net realized long-term capital gains for reinvestment for growth and declares a deemed dividend, rather than distribute such gains as a cash dividend, the staff of the Commission has determined that the taxes paid by Applicant on behalf of stockholders (who receive a tax credit for such taxes) reduce the amount of profit against which the profit sharing payable to employees is calculated. The practical effect of deducting the taxes paid on behalf of stockholders in conjunction with deemed dividends from “net income after taxes” in any fiscal year is to reduce the maximum payment under profit sharing plans governed by Section 57(n)(1)(B) to less than 13 percent of our net income before these taxes (20% of 65% of the pre-tax profit (reflecting the 35% Federal income tax rate) before adjustment for state and local taxes).

In contrast, private equity funds typically have a carried interest of at least 20 percent of profits before any taxes, and that carried interest is usually in the form of long-term capital gains, not ordinary income. Thus, Applicant would be placed at a serious competitive disadvantage as a result of the taxes as described above. Although Applicant could avoid this result by paying cash dividends in respect of its long-term gains, cash dividends would increase the cost of building Applicant’s capital and would not, in the view of the Board, be in the best interests of Applicant and its stockholders if other reasonably competitive compensation structures can be utilized.

On September 12, 2014, Board voted to establish the Newtek Business Services Corp. 2014 Stock Incentive Plan (the “2014 Plan”). The 2014 Plan was approved by stockholders of Applicant on October 22, 2014.

The 2014 Plan provides for the grant of options to purchase shares of Applicant’s common stock (“Options”)6 the terms of which will be determined by the Compensation, Corporate Governance and Nominating Committee and set forth in an award agreement between the Applicant and the Participant. Applicant has not issued

6 The Options offered under the Plan are non-qualified stock options (which are subject to tax under Section 83 of the Code, as described above), rather than incentive stock options (which are subject to more favorable tax treatment for employees under Section 421, et. seq. of the Code).

Options to Participants under the 2014 Plan. As of February 8, 2016, there were no Options outstanding. The 2014 Plan provides for standard anti-dilution adjustments. However, no such adjustments will be made except pursuant to written assurance from the staff of the Commission or exemptive relief from the Commission. Applicant proposes to amend and restate the 2014 Plan as the Plan in the form presented in Exhibit A. The Plan will supersede the 2014 Plan, subject to the issuance of the requested order and stockholder approval. The Plan provides for the periodic issuance of Options and shares of restricted stock (i.e., common stock that is subject to forfeiture unless specified employee retention and/or performance requirements are satisfied, and thus is restricted as to its transferability from the time of issuance until the requirements to avoid such forfeiture have been satisfied) (the “Restricted Stock”) to Participants. It also permits Participants to pay the exercise price of Options that were granted to them under the 2014 Plan or will be granted to them pursuant to the Plan with shares of the Applicant’s common stock. Unless sooner terminated by the Board, the Plan will terminate on the tenth anniversary of its effective date, which is the date on which the Applicant obtains stockholder approval of the Plan.

The Plan was approved on April 27, 2015 by a committee designated by the Board to administer the Plan, the composition of which consists of “non-employee directors” within the meaning of Rule 16b-3, and “outside directors” within the meaning of Section 162(m) of the Code (the “Compensation, Corporate Governance and Nominating Committee”) and the Board, including the required majority as defined in Section 57(o) (the “Required Majority”).7 The Board, including the Required Majority, found that an appropriate compensation plan involving the issuance of Restricted Stock that supports the Applicant’s objectives and aligns the interests of stockholders and employees is essential to long-term success in the investment business in general and critical to the Applicant’s business in particular and will have a clear and meaningful benefit to the Applicant and its stockholders. The Board, including the Required Majority, also found that the issuance of Restricted Stock will allow the Applicant to align its business plan, stockholder interests and employee interests based on the nature of the Applicant’s business as well as the characteristics of Restricted Stock. Issuance of the Restricted Stock will allow the Participants to become owners of the stock with a vested interest in value maintenance, income stream and stock appreciation, which interests align with those of the Applicant’s stockholders. The Board, including the Required Majority, considered, among other things, the impact of the Restricted Stock grants on outside stockholders, including the impact of dilution that the Plan would have with the limit on outstanding Restricted Stock of 10% of the Applicant’s outstanding common stock. The Plan will be submitted for approval to the Applicant’s stockholders, and will become effective upon such approval, subject to and following receipt of the Order.

III.	EXEMPTION TO ISSUE RESTRICTED STOCK

Applicant is applying for an order of the Commission pursuant to Section 6(c) granting an exemption from Sections 23(a), 23(b), and 63, and from Section 57(a)(4) pursuant to Sections 57(a)(4) and 57(i) and Rule 17d-1 to enable Applicant to issue Restricted Stock to its officers, employees and Non-Employee Directors pursuant to the Plan, and pursuant to Section 23(c)(3) granting an exemption from Section 23(c). In particular, the Order would (1) enable the Applicant to appropriately compensate employees and Non-Employee Directors in the form of Restricted Stock, in the amount of which would be determined by the Applicant’s Board including the Required Majority, provided that, in no event shall the number of shares of Restricted Stock subject to the annual grant to each Non-Employee Director exceed 2,000 shares of Restricted Stock, and (2) allow the Applicant to remain competitive within its sector of the financial services industry to attract and retain qualified employees and non-employee directors.

Reason for Request

Compensation Practices in the Asset Management Industry

While Applicant believes that, because the market for superior investment professionals is highly competitive, the Applicant’s successful performance depends on its ability to offer fair compensation packages to its professionals that are competitive with those offered by other investment management businesses. While the

7 Section 57(o) provides that the term “required majority,” when used with respect to the approval of a proposed transaction, plan, or arrangement, means both a majority of a BDC’s directors or general partners who have no financial interest in such transaction, plan or arrangement and a majority of such directors or general partners who are not interested persons of such company.

Applicant recognizes that employee and non-employee director retention is critical for all companies, the Applicant also believes that the highly specialized nature of its business, the competitiveness of its market and the small size of its employee base relative to its assets and revenue make such retentions even more critical for the Applicant. In that regard, the ability to offer equity-based compensation to its employees and Non-Employee Directors, which both aligns employee and Board behavior with stockholder interests and provides a retention tool, is vital to the Applicant’s future growth and success.

The Plan would enable Applicant to offer employees and Non-Employee Directors compensation packages that are more competitive with those offered by other lending businesses and investment management businesses, which would enhance the ability of Applicant to attract and retain superior senior management, qualified non-employee directors and other key personnel. Offering competitive compensation packages is critical to Applicant’s ability to generate the best possible risk-adjusted returns for its stockholders.

Use of Restricted Stock

Applicant strongly believes that Restricted Stock offers an attractive form of equity-based compensation for certain employees and Non-Employee Directors. Relative to other forms of equity-based compensation, Restricted Stock will allow Applicant to (1) compete more successfully with commercial banks, investment banks, other publicly traded companies, and private equity funds for skilled employees and directors; (2) develop superior alignment of Applicant’s business strategy, stockholder interests and employee interests; (3) manage dilution and cash expenses associated with equity-based compensation and salaries and bonuses; and (4) match the return expectations of the business more closely with its equity-based compensation. Certain employees may also be prohibited from receiving certain other forms of equity based compensation. The Applicant believes the Restricted Stock will have a clear and meaningful benefit to its stockholders and its business prospects that supports approval of this application.

Successfully Competing with Private Equity Firms

In order to compete successfully with private equity funds for talented portfolio and business management personnel, Applicant ideally would be able to pass through to its employees, in the form of long-term capital gain payments, at least 20 percent of the net realized income of Applicant over time. Inasmuch as Applicant, as a publicly traded corporation, cannot utilize the pass through of capital gain payments to its employees that is available to the general partners of partnerships and desires to build capital rather than make cash payments to its employees and Non-Employee Directors, the equity-based compensation structure that Applicant believes comes closest to replicating the fund structure is Restricted Stock. Restricted Stock requires no cash outlay by Applicant. Furthermore, an employee or Non-Employee Director who receives Restricted Stock and pays tax at ordinary rates based on the value of the stock at the time of vesting8 will be able to treat as long-term gain any subsequent appreciation prior to sale.

Developing Alignment in Business Plan, Stockholder Interests and Employee Interests

Alignment of a company’s business plans, its stockholder expectations and its employee compensation is an essential component of long-term business success. Long-term business success is in the interest of the Applicant’s stockholders and employees. The Applicant typically makes longer term investments primarily in privately held businesses that typically stay in its portfolio for the long term. Its business plan involves taking on investment risk over an extended period of time and a premium is placed on its ability to maintain stability of net asset values and continuity of earnings to pass through to its stockholders in the form of a reoccurring dividend. The Applicant’s strategy is to generate income from its portfolio of investments in the debt and equity securities of its customers. This income supports the payment of a quarterly dividend to the Company’s stockholders equal to or greater than 98% of the Applicant’s taxable income. As a taxpayer that will elect to be regulated as a RIC under Subchapter M of the Code, the Company will be required to pay out 90% of its annual taxable income to maintain its tax advantaged status and 98% of its annual taxable income to avoid non-deductible excise taxes. This “pass through” configuration means that, assuming the Applicant performs successfully, the shares of the Applicant’s

8 A Participant who receives a grant of Restricted Stock may, however, elect to be taxed at the time of receipt, as further described below.

common stock will appreciate modestly if at all over time since earnings are distributed currently and not accumulated. Rather, the primary return for the Applicant’s stockholders is in the form of current income through the payment of dividends rather than capital appreciation through a rising stock price. This recurring payout requires a methodical asset acquisition approach and active monitoring and management of the investment portfolio over time. A meaningful part of the Applicant’s employee base is dedicated to the maintenance of asset values and expansion of this recurring revenue to support and grow dividends.

The implications of the Applicant’s business model, as described above, on the attractiveness of using Restricted Stock are relatively clear. Restricted Stock has intrinsic value that may not be offered through other forms of equity-based compensation. Holders of Restricted Stock, over time, become owners of the stock with a vested interest in value maintenance and, importantly in the Applicant’s case, the income stream and stock appreciation. These interests are completely aligned with those of the Applicant’s stockholders. Stock option holders, by way of comparison, only earn compensation if the stock price increases and do not benefit from dividends or valuation protection, two concepts that have high priority for the Applicant’s stockholders. Stock options are arguably less effective for the Applicant in terms of motivating behaviors consistent with the business objectives of moderate appreciation and stable and growing dividends, in part because the Act does not provide a mechanism for business development companies to adjust the exercise price of a stock option when a dividend is issued or to issue dividend equivalent rights in order to align the interests of an option holder with those of a stockholder.

Moreover, the private equity funds with which the Applicant competes are able to pay higher total cash compensation, composed of salaries and bonuses than the Applicant is able to pay because of the expenses that the Applicant must pay that are related to the maintenance of its status as a publicly held company. In addition, the private firms with which Applicant must compete for personnel typically permit their employees to co-invest with them, which Applicant is not permitted to do under the Act absent a Commission order.

Managing Dilution and Cash Expenses

Dilution is an important consideration for stockholders, and Restricted Stock is inherently less dilutive and more predictable than other common forms of equity based compensation, such as stock options. Because Restricted Stock has intrinsic value, it takes fewer shares of Restricted Stock to generate a similar level of economic benefit to employees and Non-Employee Directors. This is particularly true given the high level of dividend statutorily embedded in the Applicant’s business model and regulatory structure, which does not accrue to the benefit of the option holder. In other words, the Applicant believes that the number of shares of Restricted Stock that it will grant will be less than the number of shares that would be subject to option were the Applicant to offer equivalent economic incentives through its stock option plans.

The Board, including the Required Majority, found that permitting an annual grant of Restricted Stock to each Non-Employee Director will allow the Applicant to better align its business plan with stockholder interests based on the nature of the Applicant’s business as well as the characteristics of Restricted Stock. The Board also considered, among other things, the impact the annual grants to Non-Employee Directors have on outside stockholders, including the impact of dilution the Plan would have with the limit on outstanding Restricted Stock to no more than fifty percent (50%) of the shares of stock reserved under the Plan.

Applicant can also pay less cash compensation if it can issue Restricted Stock to the Participants. Holding down cash compensation, like declaring deemed dividends rather than cash dividends, is significant to the Applicant’s ability to maximize its cash available for investments.

Matching Return Expectations

Restricted Stock motivates behavior that is consistent with the type of return expectations that the Applicant has established for its stockholders. The Applicant’s strategy is to originate high quality, long-term assets and to support the risk management activity of its portfolio companies over a long period of time. Further, the Applicant’s business plan is to execute a methodical and conservative accumulation of assets that have a risk-based pricing premium relative to similar securities. To this end, Restricted Stock places more value on the quality of originated assets over the quantity of originated assets, and thus, Restricted Stock is an attractive compensation tool for the Applicant to align employee and Non-Employee Director interests with stockholder interests. Shares of

Restricted Stock that vest over time or are based upon performance targets will allow the Applicant to set objectives and provide meaningful rewards over time to employees who effectuate the targeted outcome of income and principal stability.

Applicant’s management and the Board, including the independent Compensation, Corporate Governance and Nominating Committee of the Board, have considered each of the factors discussed above and believe that the issuance of Restricted Stock as a form of equity-based compensation is in the best interest of Applicant’s stockholders, employees and business.

The Plan

The Plan, a copy of which is attached to this Application as Exhibit A, authorizes the issuance of Options and Restricted Stock subject to certain forfeiture provisions. The 2014 Plan does not provide for the issuance of Restricted Stock. The 2014 Plan was approved by Applicant’s stockholders on October 22, 2014. The Plan, consistent with the relief sought in the requested Order, would be presented to Applicant’s stockholders after the issuance of the Order, and no Restricted Stock will be issued unless the Plan is approved by the stockholders. Approval of the Required Majority is required prior to the issuance of Restricted Stock pursuant to the Plan.

A maximum of twenty percent (20%) of Applicant’s total shares of common stock issued and outstanding (as of the Effective Date)9 will be available for awards under the Plan, subject to adjustment as described below. Shares issued under the Plan may be authorized but unissued shares. If any shares subject to an award granted under the Plan are forfeited, cancelled, exchanged or surrendered or if an award terminates or expires without an issuance of shares, those shares will again be available for awards under the Plan. Under the Plan, the aggregate number of shares of common stock deliverable pursuant to awards will not exceed 3,000,000. No single Participant will be granted more than 25% of the shares of common stock reserved for issuance under the Plan. Under the Plan, no more than fifty percent (50%) of the shares of stock reserved under the Plan may be Restricted Stock awards at any time during the term of the Plan. As of October 1, 2015, the Applicant had outstanding 10,347,787 shares of common stock and a net asset value per share of $13.10.

Under the Plan, each Non-Employee Director will receive a grant of up to 2,000 shares of Restricted Stock at the beginning of each one-year term of service on the Board, for which forfeiture restrictions will lapse as to one-third of such Shares on each of the next three anniversaries of the date of grant, provided that such director’s relationship has not been terminated prior to such anniversary. Each grant of Restricted Stock to Non-Employee Directors will be made pursuant to this schedule and will not be changed without Commission approval. Each issuance of Restricted Stock to Non-Employee Directors will be approved by the Board on the basis that such issuance is in the best interests of the Applicant and its stockholders. The date on which the Board approves an issuance of Restricted Stock will be deemed the date on which the subject Restricted Stock is granted. The amount of such grants will not change without Commission approval. Each year, the total number of Restricted Stock granted to each Non-Employee Director would be up to 2,000 shares, or approximately 0.014% of the 14,503,927 shares of Company’s common stock outstanding as of December 31, 2015; and, in the aggregate, up to 6,000 shares of Restricted Stock, or 0.04% of the 14,503,927 shares of the Company’s common stock outstanding as of December 31, 2015, will be granted to the three Non-Employee Directors currently serving on the Board.

Pursuant to the Plan, the Compensation, Corporate Governance, and Nominating Committee shall have the discretion to grant Restricted Stock to Participants that are employed by the Applicant and the Board shall have the discretion to grant Restricted Stock to the Non-Employee Directors; provided that, in no event shall the number of shares of Restricted Stock subject to the annual grant to each Non-Employee Director exceed 2,000 shares of Restricted Stock. Each grant of Restricted Stock to Participants will be approved by the Required Majority. The restrictions on the Restricted Stock may relate to continued employment or service on the Board, the performance of the Applicant pursuant to performance goals as set forth in the Plan, or other restrictions deemed by the Required Majority, the Compensation, Corporate Governance, and Nominating Committee, or the Board from time to time to be appropriate and in the best interests of Applicant and its stockholders. The Restricted Stock granted to Participants will be subject to restrictions on transferability and other restrictions as required by the Required

9 Effective Date is defined in section 2(p) of the Plan as the date on which the Plan is approved by Applicant’s stockholders.

Majority. The terms and conditions of awards of Restricted Stock granted to Participants employed by the Applicant under the Plan will be determined by the Required Majority and set forth in an award agreement between the Applicant and the award recipient; and such grants of Restricted Stock may be conditioned on the satisfaction of performance goals as stated in the Plan.

Unless otherwise determined by the Board, a Participant granted Restricted Stock will have all of the rights of a stockholder including, without limitation, the right to vote Restricted Stock and the right to receive dividends, including deemed dividends, thereon, although such rights may be deferred during the restricted period applicable to these awards. Restricted Stock may not be transferred, pledged, hypothecated, margined, or otherwise encumbered by the Participant during the Restricted Period, except for disposition by will or intestacy.

Under the Plan, except as otherwise determined by the Board, upon termination of a Participant’s employment or director relationship with the Applicant during the applicable restriction period, the Participant’s Restricted Stock and any accrued and unpaid dividends that are then subject to restrictions shall generally be forfeited; unless the Board may provide in any award agreement or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock will be waived in whole or in part in the event of terminations resulting from any cause, and the Board may in other cases waive in whole or in part the forfeiture of Restricted Stock. The Board will not make any material amendment to the Plan following Commission approval unless the Applicant receives an order from the Commission approving the terms of such amendment.

The Plan will be administered by the Compensation, Corporate Governance, and Nominating Committee with respect to Participants employed by the Applicant and by the Board with respect to Non-Employee Directors. All compensation decisions and awards granted will be evidenced in the respective minutes of the Compensation, Corporate Governance, and Nominating Committee and the Board meetings at which such decisions are made. The Board will have the responsible to ensure that the Plan is operated in a manner that best serves the interests of the Applicant and its stockholders.

If the Applicant does not receive the Order to issue Restricted Stock, all shares granted under the Plan may be subject to Options.10 All Option awards will be issued to employees in accordance with the statutory provisions set forth in Section 61. Except to the extent otherwise provided herein or in the terms of the Plan, an Option may be exercised by a Participant only while he has maintained continuous service from the date of the grant of the Option, or within ninety (90) days after termination of such continuous service (but not later than the date on which the Option would otherwise expire), subject to certain restrictions.

Applicant will comply with all disclosure requirements applicable to BDCs, including the amended disclosure requirements for executive officer and director compensation, related party transactions, director independence and other corporate governance matters, and security ownership of officers and directors to the extent adopted and applicable to BDCs and Applicant.11

Applicable Law and Need for Relief

Section 63 makes applicable to BDCs the provisions of Section 23(a) generally prohibiting a registered closed-end investment company from issuing securities for services or for property other than cash or securities and of Section 23(b) generally prohibiting a registered closed-end investment company from selling any common stock of which it is the issuer at a price below the stock’s current net asset value, except with the consent of a majority of the company’s common stockholders or under certain other enumerated circumstances not applicable to the Plan. Section 63(2) provides that, notwithstanding Section 23(b), a BDC may sell any common stock of which it is the issuer at a price below the current net asset value of such stock and may sell warrants, options, or rights to acquire any such common stock at a price below the current net asset value of such stock if, (1) the holders of a majority of

10 Options will not be granted to Non-Employee Directors and, therefore, no relief is sought in this application for the grant of Options.

11 See Executive Compensation and Related Party Disclosure, Securities Act Release No. 8655 (Jan. 27, 2006) (proposed rule); Executive Compensation and Related Party Disclosure, Securities Act Release No. 8732A (Aug. 29, 2006) (final rule and proposed rule), as amended by Executive Compensation Disclosure, Securities Act Release No. 8756 (Dec. 22, 2006) (adopted as interim final rules with request for comments).

the BDC’s outstanding voting securities, and the holders of a majority of the BDC’s voting securities who are not affiliated persons of the BDC, approved the BDC’s policy and practice of making such sales of securities at the last annual meeting of stockholders within one year immediately prior to any such sale; (2) the Required Majority has determined that such sale would be in the best interests of the BDC and its stockholders; and (3) the Required Majority, in consultation with the underwriter or underwriters of the offering if it is to be underwritten, has determined in good faith, and as of a time immediately prior to the first solicitation by or on behalf of such company of firm commitments to purchase such securities or immediately prior to the issuance of such securities that the price at which such securities are to be sold is not less than a price which closely approximates the market value of those securities, less any distributing commission or discount.

Because Restricted Stock that would be granted under the Plan would not meet the terms of Section 63(2)(A) (i.e., the Plan will not be approved by the holders of a majority of the company’s outstanding voting securities that are not affiliated persons of the Company), Section 23(b) would prevent the issuance of Restricted Stock.

Section 57(a) proscribes certain transactions between a BDC and persons related to the BDC in the manner described in Section 57(b) (“57(b) persons”), absent a Commission order. Section 57(a)(4) generally prohibits a 57(b) person from effecting a transaction in which the BDC is a joint participant absent such order. Rule 17d-1, made applicable to transactions subject to Sections 57(a)(4) by Section 57(i) to the extent the Commission has not adopted a rule under Section 57(a)(4), generally proscribes participation in a “joint enterprise or other joint arrangement or profit-sharing plan,” which includes, pursuant to paragraph 17d-1(c), a stock option or purchase plan. Employees and directors of a BDC are 57(b) persons. Thus, although a compensation plan involving grants of Restricted Stock is not specifically referred to by Section 57(a)(4) or Rule 17d-1, the issuance of shares of Restricted Stock could be deemed to involve a joint transaction involving a BDC and a 57(b) person in contravention of Section 57(a)(4).

Section 6(c) provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes thereof, from any provision of the Act, if and to the extent that the exemption is necessary or appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 57(a)(4) and Rule 17d-l provides that the Commission may, by order upon application, grant relief under Section 57(a)(4) and Rule 17d-1 permitting certain joint enterprises or arrangements and profit-sharing plans. Rule 17d-1(b) further provides that in passing upon such an application, the Commission will consider (i) whether the participation of the BDC in such enterprise, arrangement, or plan is consistent with the policies and purposes of the Act and (ii) the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicant’s Legal Arguments

The Commission and Congress have recognized the need for certain types of investment companies, including closed-end investment companies and BDCs, to be able to offer their employees and non-employee directors equity-based compensation. Applicant believes that its ability to offer equity-based compensation in the form of the Restricted Stock is necessary for Applicant to recruit and retain management talent and align that talent with the interests of its stockholders. Thus, Applicant believes that its request for an Order is consistent with the policies underlying the provisions of the Act permitting the use of equity compensation by BDCs as well as prior exemptive relief granted by the Commission.

Similarity to Issuances Currently Permitted under the Act

Congress recognized the importance of equity-based compensation as a means of attracting and retaining qualified management personnel, including Non-Employee Directors, in the Small Business Investment Incentive Act of 1980 (the “1980 Amendments”). Section 61, enacted as part of the 1980 Amendments, permits BDCs to issue to their directors, officers, employees, and general partners warrants, options, and rights to purchase voting securities of such companies pursuant to executive compensation plans in compliance with certain conditions.12 Applicant believes that the issuance of Restricted Stock to Applicant’s employees and Non-Employee Directors, for purposes of investor protection under the Act, is substantially similar to what is currently permitted under Section 61.

Applicant is not aware of any specific discussion in the legislative history of the 1980 Amendments regarding the use of direct grants of stock as incentive compensation; however, the legislative history recognizes the crucial role that equity-based compensation played in the operation of a private equity fund and its ability to attract and retain employees. Congress endowed BDCs with the ability to issue derivative securities to employees in order to ensure that BDCs would be able to compete for skilled personnel in light of compensation practices as they existed in 1980. In the late 1970s, direct grants of stock were not a widely used form of compensation. In fact, publications in the late 1970s indicate that it was stock options — which the 1980 Amendments made permissible for use by BDCs — that were the most widely used type of incentive compensation.13

Prior Commission Orders Relating to Compensation for Employees and Non-Employee Directors

Order Relating to the Use of Restricted Stock by a BDC

The important role that restricted stock can play in attracting and retaining qualified personnel has been expressly recognized by the Commission with respect to BDCs.

Triangle Capital Corporation. On March 21, 2013, the Commission issued an amended order granting Triangle relief under Sections 6(c), 23(a), 23(b), 57(a)(4), 57(i), and 63 and Rule 17d-1 (the “Amended Triangle Order”). The Amended Triangle Order increases the number of restricted shares of common stock Triangle can issue to its non-employee directors.14

Harris & Harris Group, Inc. On April 3, 2012, the Commission issued an order granting Harris & Harris Group, Inc. (“Harris & Harris”) relief under Sections 6(c), 23(a), 23(b), 57(a)(4), 57(i) and Rule 17d-1 (the “Harris & Harris Order”). The Harris & Harris Order permits Harris & Harris, a BDC, (i) to issue restricted stock pursuant to its equity-based employee and director compensation plan; (ii) to withhold shares of common stock or purchase shares of common stock from directors, officers, and other employees to satisfy tax withholding obligations; and (3) to allow such individuals to pay the exercise price of Options that were granted to them pursuant to a predecessor plan.15

Medallion Financial Corp. On April 26, 2010, the Commission issued an order granting Medallion Financial Corp. (“Medallion”) relief under Sections 6(c), 23(a), 23(b), 57(a)(4), 57(i), and 63 and Rule 17d-1 (the “Medallion Order”). The Medallion Order permits Medallion, a BDC, to issue restricted shares of its common stock, pursuant to an equity compensation plan, as part of compensation packages for certain of its employees and certain employees of its wholly owned subsidiaries.16

Triangle Capital Corporation. On March 18, 2008, the Commission issued an order granting Triangle Capital Corporation (“Triangle”) relief under Sections 6(c), 57(a)(4) and 57(i) and Rule 17d-1 (the “Triangle Order”). The Triangle Order permits Triangle, a BDC, to issue restricted stock pursuant to its equity-based employee and director compensation plan.17

12 See Section 61(a)(3)(B) of the Act.

13 See, “Successors to the Qualified Stock Option” Harvard Business Review (Jan/Feb. 1978) stating: “Stock options predominate among the long-term incentives for executives” and “Restricted stock, once widely used in executive compensation, declined in popularity after the 1969 tax law changes and is now a rarity.” See also, “Annual Survey of Executive Compensation” Business Week (May 14, 1979) stating: “Most companies still use stock option grants and appreciation rights as their predominant incentives.”

14 Triangle Capital Corporation, Investment Company Act Release No. 30432 (March 21, 2013).

15 Harris & Harris Group, Inc., Investment Company Act Release No. 30027 (April 3, 2012).

16 Medallion Financial Corp., Investment Company Act Release No. 29258 (April 26, 2010).

17 In the Matter of Triangle Capital Corporation, Investment Company Act Release No. 28196 (March 18, 2008).

Main Street Capital Corporation. On January 16, 2008, the Commission issued an order granting Main Street Capital Corporation and certain affiliated entities relief under Sections 6(c), 57(a)(4) and 57(i) and Rule 17d-1 (the “Main Street Order”). The Main Street Order permits Main Street Capital Corporation and certain affiliated entities to issue restricted stock pursuant to its equity-based employee compensation plan.18

MCG Capital Corporation. On April 4, 2006, the Commission issued an order granting MCG Capital Corporation (“MCG Capital”) relief under Sections 6(c), 57(a)(4) and 57(i) and Rule 17d-1 (the “MCG Order”). The MCG Order permits MCG Capital Corporation, a BDC, to issue restricted stock pursuant to its equity-based employee and director compensation plans.19

Orders Relating to Use of Equity-Based Compensation by Internally Managed Closed-End Investment Companies

The important role that equity compensation can play in attracting and retaining qualified personnel has been expressly recognized by the Commission with respect to internally managed closed-end investment companies.

Baker, Fentress & Company and Adams Express Company, et al. In 1998, the Commission issued an order granting Baker, Fentress & Company (“Baker Fentress”) exemptive relief from Sections 17(a) and (d), 18(d), and 23(a), (b), and (c) and Rule 17d-1. More recently, in 2005, the Commission issued a similar order granting Adams Express Company and Petroleum and Resources Corporation (“Adams Express”) exemptive relief from Sections 17(d), 18(d), and 23(a), (b), and (c) and Rule 17d-1. These orders permitted the companies to implement broad equity-based compensation plans that included the issuance of restricted stock to their employees.20

Although each of the plans permitted under the Adams Express Order and Baker Fentress Order provides a distinct method of providing for equity-based compensation, the fundamental purpose of each is similar; awarding individuals equity-based compensation for competitive purposes, and each was deemed ultimately to benefit the stockholders of the underlying investment company. Importantly, relief in each of the above cases was granted to closed-end funds that had not elected BDC status and, thus, were not within the class of entities that, like Applicant, Congress had determined should be allowed to issue equity compensation to officers, employees and directors.

Standards for Exemption under Section 6(c)

Section 6(c), which governs Applicant’s request for exemptive relief from Section 23 provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes thereof, from any provisions of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act’s policy and provisions.21

Necessary or Appropriate in the Public Interest

As indicated above, both the Commission and Congress have long recognized the importance of equity-based compensation in attracting and retaining qualified personnel. Applicant submits that maintaining the ability of a BDC that identifies, invests in and actively works with early stage growth oriented companies to attract and retain

18 Main Street Capital Corporation, Investment Company Act Release No. 28120 (January 16, 2008).

19 See MCG Capital Corporation, Investment Company Act Release No. 27280 (April 4, 2006).

20 See Baker, Fentress & Company, Investment Company Act Release No. 23619 (Dec. 22, 1998) (the “Baker Fentress Order”) and Adams Express Company, et. al, Investment Company Act Release No. 26780 (March 8, 2005) (the “Adams Express Order”). Applicant notes that, in each of their respective applications, Adams Express and Baker Fentress cited the legislative history of the 1980 Amendments as standing for the idea that Congress had recognized the importance of equity-based compensation as a means of attracting and retaining qualified management personnel. Both Adams Express and Baker Fentress received orders from the Commission permitting the issuance of equity-based compensation, including direct grants of stock. Baker Fentress and Adams Express. were also granted relief to issue stock options to their Non-Employee Directors.

21 We note that the staff has previously stated that it would not recommend enforcement action to the Commission under Section 23(a) if closed-end funds directly compensate their directors with fund shares, provided that the directors’ services are assigned a fixed dollar value prior to the time that the compensation is payable. Statement of Staff Position, Interpretive Matters Concerning Independent Directors of Investment Companies (Oct. 14, 1999).

highly qualified personnel is in the public interest, including the interests of Applicant’s stockholders. Applicant competes for talent with commercial banks, investment banks, and other publicly traded companies that also are not investment companies registered under the Act and are not subject to the limitations of the Act. These organizations are able to offer all types of equity-based compensation to their employees and directors, including restricted stock, and, therefore, have an advantage over Applicant and its subsidiaries in attracting and retaining highly qualified personnel. For Applicant to compete on a more equal basis with such organizations, it must be able to attract and retain talented personnel and offer them comparable compensation packages.

With respect to Applicant’s primary competition, private equity funds, Applicant has proportionately greater overhead unrelated to its investment personnel and therefore cannot pay total salaries and bonuses as high as those of its competition without increasing its total overhead. Availability of Restricted Stock would enable Applicant to substitute Restricted Stock for overall cash compensation, and compensate for the loss of the carried interest that our investment professionals would receive at a private equity firm, among other things. The Plan will enhance the ability of Applicant to compensate its personnel and Non-Employee Directors competitively, while also aligning the interests of its personnel and Non-Employee Directors with the success of the company and the interests of its stockholders and preserving cash for further investment.

Consistency with the Protection of Investors

Investors will be protected to at least the same extent that they are currently protected under Section 61(a)(3). The Plan will be approved by stockholders in accordance with Section 61(a)(3)(A)(iv). A proxy statement submitted to Applicant’s stockholders will contain a concise “plain English” description of the Plan and its potential dilutive effect. If the Plan is not approved by stockholders, it will not be implemented. Furthermore, each grant of Restricted Stock will be approved by the Required Majority on the basis that the issuance is in the best interests of Applicant and its stockholders. Applicant is subject to the standards and guidelines adopted by the Financial Accounting Standards Board for operating companies relating to the accounting for and disclosure of the Restricted Stock, and the Securities Exchange Act of 1934 (“Exchange Act”) requirements relating to executive compensation disclosure.

Based on the manner in which the issuance of Restricted Stock pursuant to the Plan will be administered, the Restricted Stock will be no more dilutive than if Applicant were to issue only Options to Participants who are employees, as is permitted by Section 61(a)(3). Because it takes fewer shares of Restricted Stock, as compared with Options, to compensate an employee at the same level, the number of shares of Restricted Stock awarded would be fewer than the number of shares on which an employee would have to be given an Option. Furthermore, there is a limit on the total number of shares that Applicant can issue under the Plan. Applicant acknowledges that awards granted under the Plan may have a dilutive effect on the stockholders’ equity per share in Applicant, but believes that effect would be outweighed by the anticipated benefits of the Plan to Applicant and its stockholders.

Section 61(a)(3) provides that the amount of voting securities that would result from the exercise of all of a BDC’s outstanding warrants, options, or rights, at the time of issuance, may not exceed 25 percent of the outstanding voting securities of such BDC, except that if the amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights issued to such BDC’s directors, officers, and employees, would exceed 15 percent of the outstanding voting securities of such BDC, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights, at the time of issuance shall not exceed 20 percent of the outstanding voting securities of such BDC. A maximum of 20 percent of our total voting securities will be available for awards under the Plan. Under the Plan, the maximum amount of Restricted Stock that may be outstanding at any particular time will be ten percent of the Applicant’s voting securities. No Restricted Stock has been issued to date; therefore, any specified maximums under the Plan do not include outstanding Restricted Stock. For purposes of determining Applicant’s compliance with the limits in Section 61(a)(3), Applicant will treat Restricted Stock issued under the Plan as voting securities that would result from the exercise of all outstanding warrants, options and rights issued to directors, officers and employees.22

22 For purposes of calculating compliance with this limit, the Company will count as Restricted Stock all shares of its common stock that are issued under the Plan less any shares that are forfeited back to the Company and cancelled as a result of forfeiture restrictions not lapsing.

Consistency with the Purposes of the Act

As indicated earlier, Applicant is at a disadvantage in competing with other financial services companies, particularly private equity firms, in attracting and retaining management personnel because it cannot offer shares of the company in the form of Restricted Stock as part of a compensation plan that would have a long-term capital gain component and its overhead associated with being publicly held reduces the cash compensation it can pay to its employees. In addition, Applicant believes it also competes directly for experienced executives and other professionals with other public companies and non-public companies, many of which offer restricted stock as part of their equity incentive plans.

The Commission previously recognized the problem of restricting equity compensation in the context of small business investment companies in 1971 and granted a limited exemption from the Act’s provisions to permit them to issue qualified stock options. Congress amended the Act in 1980 to permit BDCs also to issue warrants, options, and rights subject to certain conditions and limitations. The Commission again recognized these problems in the context of closed-end investment companies in 1985 and granted a limited exemption from the Act’s provisions to permit certain internally managed closed-end investment companies to issue incentive stock options. In 1998, the Commission issued the Baker Fentress Order and in 2005, the Commission issued the Adams Express Order, both Orders permitting numerous types of equity compensation, including the issuance of restricted stock by a registered closed-end investment company. Finally, the SEC issued the MCG Order, the Main Street Order and Triangle Order permitting BDCs to issue restricted stock. In each of these instances, it was found that equity compensation would not offend the Act’s policies and purposes.

In the present case, Applicant is requesting that it be allowed to issue Restricted Stock in substantially the same manner as currently in effect under the 2014 Plan with respect to Options under Section 61(a)(3) and that it also be allowed to issue Restricted Stock to Non-Employee Directors. Applicant notes if the Order is granted, it would be subject to greater restrictions as to the number of shares of Restricted Stock that may be issued as compared to the number of Options. The Commission has, by way of exemptive order, permitted other BDCs to issue restricted stock to employees and directors and numerous BDCs to issue warrants, options and rights to purchase to directors.

Applicant further submits that the Plan would not violate the purposes behind Sections 23(a) and (b). The concerns underlying the enactment of those provisions included (i) preferential treatment of investment company insiders and the use of options and other rights by insiders to obtain control of the investment company; (ii) complication of the investment company’s structure that made it difficult to determine the value of the company’s shares; and (iii) dilution of stockholders’ equity in the investment company.23

The Restricted Stock element of the Plan does not raise concerns about preferential treatment of Applicant’s insiders because this element is a bona fide compensation plan of the type that is common among corporations generally, and that is contemplated by Section 61 and approved by the Commission in the orders given to MCG Capital, Main Street, Triangle, Baker Fentress and Adams Express. Applicant also asserts that the issuance of Restricted Stock would not become a means for insiders to obtain control of Applicant because the maximum amount of Restricted Stock that may be issued under the Plan at any one time will be ten percent of the outstanding shares of common stock of Applicant.

Applicant further states that the Restricted Stock feature will not unduly complicate Applicant’s capital structure because equity-based incentive compensation arrangements are widely used among corporations and commonly known to investors. Applicant also states that on an ongoing basis it will comply with the proxy disclosure requirements in Item 10 of Schedule 14A under the Exchange Act. Applicant further notes that the Plan will be disclosed to investors in accordance with the requirements of the Form N-2 registration statement for closed-end investment companies and the standards and guidelines adopted by the Financial Accounting Standards Board for operating companies. Applicant thus concludes that the Plan will be adequately disclosed to investors and appropriately reflected in the market value of Applicant’s shares. Applicant states that its stockholders will be

23 Southwest Corporation, Investment Company Release No. 29491 (October 26, 2010).

further protected by the conditions to the requested order that assure continuing oversight of the operation of the Plan by the Board.

Standards for an Order under Rule 17d-1

Rule 17d-l, made applicable to BDCs by Section 57(i),provides that the Commission may, by order upon application, grant relief under Section 57(a)(4)and Rule 17d-1 permitting certain joint enterprises or arrangements and profit-sharing plans. Rule 17d-1(b) further provides that in passing upon such an application, the Commission will consider (i) whether the participation of the BDC in such enterprise, arrangement or plan is consistent with the policies and purposes of the Act and (ii) the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Consistency with the Act’s Policies and Purposes

The arguments as to why the Plan is consistent with the Act are almost identical to the standards for exemptions under Section 6(c) and have been set forth above. Additionally, Section 57(j)(1) expressly permits any director, officer or employee of a BDC to acquire warrants, options and rights to purchase voting securities of such BDC, and the securities issued upon the exercise or conversion thereof, pursuant to an executive compensation plan which meets the requirements of Section 61(a)(3)(B). Applicant submits that the issuance of Restricted Stock pursuant to the Plan poses no greater risk to stockholders than the issuances permitted by Section 57(j)(1).

Differences in Participation

Applicant’s role is necessarily different from that of other participants in the Plan since the other participants in the Plan are its directors, officers and employees. Since the Applicant and the employee Participants are in an employer/employee relationship, their respective rights and duties are different and not comparable. Likewise, the respective rights and duties of the Applicant and its Non-Employee Directors are different and not comparable. However, Applicant’s participation with respect to the Plan will not be “less advantageous” than that of the Participants. Applicant, either directly or indirectly, is responsible for the compensation of the Participants; the Plan is simply Applicant’s chosen method of providing such compensation. Moreover, Applicant believes that the Plan will benefit Applicant by enhancing its ability to attract and retain highly qualified personnel. The Plan, although benefiting the Participants and the Company in different ways, is in the interest of the Company’s stockholders, because it will help align the interests of Applicant’s employees with those of its stockholders, which will encourage conduct on the part of those employees designed to produce a better return for Applicant’s stockholders.

Applicant’s Conditions with Respect to Issuance of Restricted Stock

Applicant agrees that the order granting the requested relief will be subject to the following conditions:

1.          The Plan will be authorized by Applicant’s stockholders.

2.          Each issuance of Restricted Stock to an officer, employee, or Non-Employee Director will be approved by the Required Majority of Applicant’s directors on the basis that such grant is in the best interest of Applicant and its stockholders.

3.          The amount of voting securities that would result from the exercise of all of Applicant’s outstanding warrants, options and rights, together with any Restricted Stock issued and outstanding pursuant to the Plan, will not at the time of issuance of any warrant, option, right or share of Restricted Stock under the Plan, exceed 20 percent of Applicant’s outstanding voting securities.

4.          The amount of Restricted Stock issued and outstanding will not at the time of issuance of any shares of Restricted Stock exceed ten percent of Applicant’s outstanding voting securities.

5.          The Board will review the Plan at least annually. In addition, the Board will review periodically the potential impact that the issuance of Restricted Stock under the Plan could have on Applicant’s earnings and net asset value per share, such review to take place prior to any decisions to grant Restricted Stock under the Plan, but in no event less frequently than annually. Adequate procedures and records will be maintained to permit such review. The Board will be authorized to take appropriate steps to ensure that the issuance of Restricted Stock under the Plan will be in the best interest of Applicant and its stockholders. This authority will include the authority to prevent or limit the granting of additional Restricted Stock under the Plan. All records maintained pursuant to this condition will be subject to examination by the Commission and its staff.

IV.	TAX WITHHOLDING OBLIGATIONS AND PARTICIPANTS TO PAY THE EXERCISE PRICE OF OPTIONS WITH STOCK ALREADY OWNED

Requested Order

Applicant requests an order of the Commission for relief under Section 23(c) to permit Applicant to withhold shares of its common stock or purchase shares of Applicant’s common stock from participants to satisfy tax withholding obligations related to the vesting of Restricted Stock or the exercise of Options to purchase shares of Applicant’s common stock that were granted under the 2014 Plan or will be granted pursuant to the Plan. In addition, Applicant requests an exemption from Section 23(c) to permit participants to pay the exercise price of Options to purchase shares of Applicant’s common stock that were granted under the 2014 Plan or will be granted to them pursuant to the Plan with shares of Applicant’s stock.

Tax Consequences of Restricted Stock Awards

Generally, a grant under the Plan of Restricted Stock will not result in taxable income to the recipient for U.S. federal income tax purposes at the time of the grant. Instead, the value of the Restricted Stock will generally be taxable to the recipient as ordinary income in the years in which the restrictions on the shares lapse. Such value will be the fair market value of the shares on the dates the restrictions lapse. Any recipient, however, may elect pursuant to Section 83(b) of the Internal Revenue Code of 1986, as amended (the “Code”) to treat the fair market value of the shares on the date of grant as ordinary income in the year of the grant, provided the recipient makes the election within 30 days after the date of the grant. Generally, participants forego such elections in order to avoid the risk of being taxed on compensation they never realize, either because they forfeit the Restricted Stock or the value of the Restricted Stock drops prior to vesting.

On the date the Restricted Stock vests (assuming no Section 83(b) election has been made), the shares are released to the Participant and available for sale or transfer (subject to the Applicant’s share retention guidelines). In accordance with the applicable regulations of the IRS, the Applicant requires the recipient to pay to it an amount sufficient to satisfy withholding taxes in respect of such compensation income at the time the restrictions on the shares lapse or the recipient makes a Section 83(b) election. Where the cumulative withholding for all employees exceeds $100,000, the amounts withheld generally must be deposited with the IRS by the next business day, therefore procedures generally must be implemented to collect the withholding from employees on the vesting date itself or as soon as possible thereafter.

In lieu of receiving a cash payment or withholding other compensation from a participant, typically a stock plan will provide for withholding of shares equal in value at the vesting date to the monetary amount of the company’s withholding obligation, sometimes referred to as a “net share settlement.” In this scenario, shares with value equal to the tax payment are withheld from the award and may be returned to the plan reserve, if permitted under the terms of the plan or award agreement. If the Applicant withholds shares to satisfy this withholding tax obligation, instead of cash, the recipient nonetheless will be required to include in income the fair market value of the shares withheld.

The Plan incorporates this concept of “net share settlement.” Specifically, it provides that the Applicant is authorized to withhold stock (in whole or in part) from any award of restricted shares granted in satisfaction of a participant’s tax obligations. However, no such withholding of shares will take place except pursuant to written assurance from the staff of the Commission or exemptive relief from the Commission.

Tax Consequences of Stock Option Awards

Options are granted under the Plan. Options granted under the Plan will not be taxable to a recipient at the time of grant. Upon the exercise of an Option, the amount by which the fair market value of the shares of the Applicant’s common stock received, determined as of the date of exercise, exceeds the exercise price will be treated as ordinary income to the recipient of the option in the year of exercise. In accordance with applicable regulations of the IRS, Applicant requires the optionee to pay to it an amount sufficient to satisfy taxes required to be withheld in respect of such compensation income at the time of the exercise of the option. If Applicant withholds shares to satisfy this withholding tax obligation, instead of cash, the optionee nonetheless will be required to include in income the fair market value of the shares withheld. When the optionee sells the shares of common stock received upon exercise of the Option, he or she will generally recognize a capital gain or loss (long-term or short-term, depending upon the holding period of the stock sold) in an amount equal to the difference between the amount realized upon the sale of the shares and his or her basis in the shares (i.e., the exercise price plus the amount taxed to the optionee as compensation income).

Applicable Law and Need for Relief

Section 23(c), which is made applicable to BDCs by Section 63, generally prohibits a BDC from purchasing any securities of which it is the issuer except in the open market pursuant to tenders, or “under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.” No rule addresses “purchases” by a BDC in the circumstances described in this Application. Thus, to the extent that the transactions between Applicant and the Participants described in this Application with respect to the Plan constitute “purchases” by Applicant of its own securities, Section 23(c) would prohibit these transactions.

Applicant’s Legal Arguments

Section 23(c)(3) permits a BDC to purchase securities of which it is the issuer “under such . . . circumstances as the Commission may permit by . .. . orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.” As noted above, the transactions between Applicant and the participants described in this Application with respect to the Plan may entail “purchases” by Applicant of its own securities within the meaning of Section 23(c). However, the Applicant submits that any such purchases will be made in a manner that does not unfairly discriminate against Applicant’s other stockholders. In that regard, Applicant currently uses the closing sales price of its shares of common stock on the Nasdaq Global Market (or any primary exchange on which its shares of common stock may be traded in the future) as the “fair market value” of its common stock under the 2014 Plan (i.e., the date of grant of Options). Applicant will also use the closing sales price of its shares of common stock on the Nasdaq Global Market (or any primary exchange on which its shares of common stock may be traded in the future) as the “fair market value” of its common stock under the Plan (i.e., the public market price on the date of grant of Restricted Stock and the date of grant of Options). The shares of the Applicant’s common stock used to satisfy tax withholding will be valued based on the current fair market value on the date of the transaction. Because all of the transactions between the Applicant and the participants described in this Application with respect to the Plan will take place at the public market price for the Applicant’s common stock, these transactions will not be significantly different than could be achieved by any stockholder selling in a transaction on the Nasdaq Global Market. Moreover, these transactions may be made only as permitted by the Plan, which will be approved by the Applicant’s stockholders prior to any application of the relief. These transactions permit Applicant to deliver only shares net of the required tax withholding to the award recipients, thereby reducing the number of shares issued in connection with awards granted under the Plan. The resulting reduction in dilution using these transactions should benefit all of Applicant’s stockholders. Finally, without the relief sought hereby, Applicant’s executives and employees may be forced to sell more shares in the open market or a portion of the non-cash awards that vest or are delivered under the Plan to satisfy their tax withholding obligations. A large influx of Applicant shares into the open market over a short period of time would not be beneficial to the Applicant’s stockholders. No transactions will be conducted pursuant to the requested Order on days where there are no reported market transactions involving Applicant’s shares. Moreover, the withholding provisions in the Plan do not raise concerns about preferential treatment of Applicant’s insiders because the Plan is a bona fide compensation plan of the type that is common among corporations generally. Finally, the vesting schedule is determined at the time of the initial grant of the Restricted Stock and the option exercise price is determined at the time of the initial grant of the Options.

In light of the foregoing, Applicant believes that the requested relief meets the standards of Section 23(c)(3). Moreover, the important role that equity compensation can play in attracting and retaining qualified personnel has been expressly recognized by the Commission with respect to certain types of investment companies, including closed-end investment companies, small business investment companies and BDCs. Applicant believes that its request for an Order is consistent with the policies underlying the provisions of the Act permitting the use of equity compensation as well as prior exemptive relief granted by the SEC for relief under Section 23(c).

Precedent

The Commission has previously granted exemptive relief from Section 23(c) to BDCs in substantially similar circumstances. On April 3, 2012, the Commission issued an order for an exemption from Section 23(c) to permit Harris & Harris to withhold shares of its common stock from participants and to permit participants to pay the exercise price of options that were granted to them pursuant to a predecessor plan with shares of common stock.24 On April 20, 2010, the Commission issued an order for an exemption from Section 23(c) permitting MCG Capital to withhold shares of its common stock or purchase shares of its common stock from the participants to satisfy tax withholding obligations related to the vesting of Restricted Stock that were or will be granted pursuant to its incentive compensation plans.25 26 On May 5, 2009, the Commission issued an order granting Triangle exemptive relief from Section 23(c) in connection with withholding obligations related to vesting Restricted Stock and option exercises, and the payment of an option exercise price with shares of common stock already held by the participant.26

Additionally, in 1998, the Commission issued Baker Fentress and Adams Express exemptive relief from Section 23(c) in connection with the payment of a stock option exercise price with previously acquired stock.

Because the exemptive relief sought by this Application is substantially identical to those in a number of orders granted by the Commission permitting comparable arrangements, including the orders issued to Triangle and MCG Capital discussed above, Applicant respectfully requests that the Commission grant the exemptive relief requested by this Application.

In addition, it is important to highlight that that stock withholding provisions and the other provisions contained in the Plan described in this Application are common features found in the equity compensation plans of many public companies not regulated under the Act with which the Applicant competes for personnel resources.

Accordingly, Applicant respectfully requests that the Commission issue an order under Section 23(c) to permit (1) Applicant to withhold shares of its common stock or purchase shares of Applicant’s common stock from participants to satisfy tax withholding obligations related to the vesting of Restricted Stock or the exercise of Options to purchase shares of Applicant’s common stock that were granted under the 2014 Plan or will be granted pursuant to the Plan, and (2) Participants to pay the exercise price of Options to purchase shares of Applicant’s common stock that were granted under the 2014 Plan or will be granted to them pursuant to the Plan with shares of Applicant’s stock.

V.	Conclusion

For the reasons set forth above, Applicant believes that granting an exemption from the above provisions would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. It would not involve any overreaching and the terms are fair and reasonable.

24 Harris & Harris Group, Inc., Investment Company Act Release No. 30027 (April 3, 2012).

25 See MCG Capital Corporation, Investment Company Act Release No. 29210 (April 20, 2010).

26 See Triangle Capital Corporation, Investment Company Act Release No. 28718 (May 5, 2009).

VI.	PROCEDURAL MATTERS

Communications

Please address all communications concerning this Application and the Notice and Order to:

Michael A. Schwartz

Chief Legal Officer

Newtek Business Services Corp.

212 West 35th Street, 2nd Floor

New York, New York 10001

(212) 356-9500

Facsimile: (212) 273-8293

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm

Cynthia M. Krus

Sutherland Asbill & Brennan LLP

700 Sixth Street, NW, Suite 700

Washington, DC 20001

(202) 383-0176

Facsimile: (202) 637-3593

Authorizations

The verification required by Rule 0-2(d) under the Act is attached as Exhibit B. The filing of this Application has been specifically authorized by a resolution of the Board of Directors of Applicant dated April 27, 2015. A copy of this resolution, which remains in full force and effect, is attached to this Application as Exhibit C.

Applicant has caused this Application to be duly signed on its behalf on the 8th day of February, 2016.

NEWTEK BUSINESS SERVICES CORP.

By:	/s/ Barry Sloane
Barry Sloane
Chief Executive Officer

EXHIBIT A

NEWTEK BUSINESS SERVICES CORP.
2015 STOCK INCENTIVE PLAN

1.	PURPOSE OF THE PLAN.

The purpose of this Plan is to advance the interests of the Newtek Business Services Corp. (the “Company”) through providing select Employees, Directors and Officers of the Company with the opportunity to acquire Common Stock and Restricted Stock. By encouraging such stock ownership, the Company seeks to attract, retain and motivate the best available personnel for positions of substantial responsibility and to provide additional incentives to promote the success of the business. The Plan is not tax-qualified under Section 401(a) of the Code.

2.	DEFINITIONS.

As used herein, the following definitions shall apply.

(a)          “1940 Act” shall mean the Investment Company Act of 1940, as amended, and the rulings issued and regulations thereunder.

(b)          “Account” shall mean a bookkeeping account maintained by the Company in the name of a Participant.

(c)          “Affiliate” shall mean any corporation or other entity that stands in a relationship to the Company that would result in the Company and such corporation or other entity being treated as one employer under Section 414(b) or Section 414(c) of the Code. The Company may at any time by amendment provide that different ownership thresholds apply (consistent with Section 409A of the Code). Notwithstanding the foregoing provisions of this definition, except as otherwise determined by the Board, a corporation or entity shall be treated as an Affiliate only if its employees would be treated as employees of the Company for purposes of the rules promulgated under the Securities Act of 1933, as amended, with respect to the use of Form S-8.

(d)          “Agreement” shall mean a written agreement entered into in accordance with Section 5(c) of the Plan.

(e)          “Award” shall mean an Option or Restricted Stock awarded pursuant to the Plan.

(f)          “Board” shall mean the Board of Directors of the Company, as the same may be constituted from time to time.

(g)          “Change in Control” shall mean any one of the following events: (i) the acquisition following the Effective Date of ownership, holding or power to vote more than 25% of the Company’s voting shares by any person or persons acting as a “group” (within the meaning of Section 13(d) of the Securities Exchange Act of 1934), (ii) the acquisition of the ability to control the election of a majority of the Board by any person or persons acting as a “group” (within the meaning of Section 13(d) of the Securities Exchange Act of 1934), (iii) the acquisition of a controlling influence over the management or policies of the Company by any person or by persons acting as a “group” (within the meaning of Section 13(d) of the Securities Exchange Act of 1934), or (iv) during any period of two consecutive years, individuals (the “Continuing Directors”) who at the beginning of such period constitute the Board (the “Existing Board”) cease for any reason to constitute at least two-thirds thereof, provided that any individual whose election or nomination for election as a member of the Existing Board was approved by a vote of at least two-thirds of the Continuing Directors then in office shall be considered a Continuing Director. For purposes of defining Change in Control, the term “person” refers to an individual or a corporation, partnership, trust, association, joint venture, pool, syndicate, sole proprietorship, unincorporated organization or any other form of entity not specifically listed herein. The decision of the Committee as to whether a Change in Control has occurred shall be conclusive and binding.

(h)          “Code” shall mean the Internal Revenue Code of 1986, as amended, and the rulings issued and regulations promulgated thereunder.

(i)          “Committee” shall mean the committee appointed by the Board to administer the Plan, in accordance with Section 5(a) hereof.

(j)          “Common Stock” shall mean the common stock, par value $0.02 per share, of the Company.

(k)          “Company” shall mean Newtek Business Services Corp., and its successors and assigns.

(l)          “Continuous Service” shall mean the absence of any interruption or termination of service as an Employee, Director or Officer. Continuous Service shall not be considered interrupted in the case of sick leave, military leave or any other leave of absence approved by the Company or transfers between payroll locations of the Company or between the Company and a successor, provided the Participant is continuously performing services for the Company.

(m)          “Director” shall mean any member of the Board.

(o)          “Disability” shall mean a physical or mental condition, which in the sole and absolute discretion of the Committee, is reasonably expected to be of indefinite duration and to substantially prevent a Participant from fulfilling his or her duties or responsibilities to the Company.

(p)          “Effective Date” shall mean the date specified in Section 14 hereof.

(q)          “Employee” shall mean any person employed by the Company.

(r)          “Employee Director” shall mean any member of the Board who is an Employee.

(s)          “Exercise Price” shall mean the price per Optioned Share at which an Option may be exercised.

(t)          “ISO” shall mean an Option which an Agreement identifies as an “incentive stock option” within the meaning of Section 422 of the Code and which satisfies the requirements under Section 422 of the Code to qualify as an “incentive stock option.”

(u)          “Market Value” shall mean the fair market value of the Common Stock, as determined under Section 7(b) hereof.

(v)          “Non-Employee Director” shall have the meaning provided in Rule 16b-3.

(v)          “Non-ISO” shall mean an option to purchase Common Stock which meets the requirements set forth in the Plan but which an Agreement identifies as not being an ISO or which by operation or the terms of grant fails to satisfy the requirements of Section 422 of the Code.

(w)          “Officer” shall mean any officer of the Company.

(x)          “Option” shall mean an ISO or a Non-ISO.

(y)          “Optioned Shares” shall mean shares of Common Stock subject to an Option granted pursuant to this Plan.

(z)          “Participant” shall mean any person who receives an Award pursuant to the Plan.

(aa)         “Performance Award” means an Award made pursuant to this Plan that is subject to the attainment of one or more performance goals.

(bb)         “Plan” shall mean this Newtek Business Services Corp. 2015 Stock Incentive Plan.

(cc)         “Restricted Stock” shall mean a grant of Common Stock under Section 9 of this Plan that is subject to certain restrictions and a risk of forfeiture.

(dd)         “Rule 16b-3” shall mean Rule 16b-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

(ee)         “Year of Service” shall mean a full twelve-month period, measured from the grant date of an Award and each annual anniversary of that date, during which a Participant has not terminated Continuous Service for any reason.

3.	TERM OF THE PLAN AND OPTIONS.

(a)          Term of the Plan. This Plan shall remain in effect until terminated by the Board. Termination of the Plan shall not affect any Awards previously granted, and such Awards shall remain valid and in effect in accordance with their terms until they have been earned and paid, or by their terms expire or are forfeited. No Option shall be granted under the Plan after ten years from the Effective Date.

(b)          Term of Options. The term of each Option granted under the Plan shall be established by the Committee, but shall not exceed 10 years; provided, however, that in the case of an Employee who owns Common Stock representing more than 10% of the outstanding Common Stock at the time an ISO is granted, the term of such ISO shall not exceed five years.

4.	COMMON STOCK SUBJECT TO THE PLAN; CERTAIN LIMITS.

(a)          Share Reserve. Except as otherwise required under Section 11, the aggregate number of shares of Common Stock deliverable pursuant to Awards shall not exceed three million (3,000,000) shares of Common Stock. Such shares may either be authorized but unissued shares or shares held in treasury. The amount of voting securities that would result from the exercise of all of the Company’s outstanding warrants, options and rights, together with any Restricted Stock issued and outstanding pursuant to the Plan, will not at the time of issuance of any warrant, option, right or share of Restricted Stock under the Plan, exceed 20 percent of the outstanding voting securities of the Company. If any Award should expire, become unexercisable, or be forfeited for any reason, the shares subject to the Award shall, unless the Plan shall have been terminated, be available for the grant of additional Awards under the Plan.

(b)          Limits on Individual Grants. The maximum number of shares of Common Stock for which an Employee or Employee Director may be granted Awards in any calendar year is 250,000 shares, subject to adjustment as described herein.

(c)          Limits on Grants of Restricted Stock. The amount of Restricted Stock issued and outstanding will not at the time of issuance of any shares of Restricted Shares exceed 10% of the outstanding voting securities of the Company. No single person shall be granted Awards of Restricted Stock relating to more than 25% of the shares reserved for issuance under the Plan.

5.	ADMINISTRATION OF THE PLAN.

(a)          Composition of the Committee. The Plan shall be administered by the Committee, appointed by the Board, and consisting of at least two members of the Board who are Non-Employee Directors. Members of the Committee shall serve at the pleasure of the Board. In the absence at any time of a duly appointed Committee, the Plan shall be administered by the Board. Notwithstanding the foregoing, with respect to Awards granted to Non-Employee Directors, the Board will act as the Committee.

(b)          Powers of the Committee. Except as limited by the express provisions of the Plan or by resolutions adopted by the Board, the Committee shall have sole and complete authority and discretion (i) to select Participants and grant Awards, (ii) to determine the form and content of Awards to be issued under the Plan, (iii) to interpret the Plan, (iv) to prescribe, amend and rescind rules and regulations relating to the Plan, and (v) to make other determinations necessary or advisable for the administration of the Plan. The Committee shall have and may exercise such other power and authority as may be delegated to it by the Board from time to time. The Committee may delegate its power and authority to a sub-committee or, with respect to Participants who are not elected Officers and/or subject to section 16 of the Securities Exchange Act of 1934, to one or more Officers, subject to guidelines established by the Committee. The Committee will delegate it power and authority to a sub-committee consisting of at least two Non-Employee Directors who are “outside directors” within the meaning of Section 162(m) of the Code, with respect to the grant or administration of an Award intended to be “qualified performance-based compensation” within the meaning of Section 162(m) of the Code. A majority of the entire Committee shall constitute a quorum and the action of a majority of the members present at any meeting at which a quorum is present, or acts approved in writing by a majority of the Committee without a meeting, shall be deemed the action of the Committee. A “required majority”, as defined in Section 57(o) of the 1940 Act, will approve the issuance of Awards in accordance with Section 61(a)(3)(A)(iv) of the 1940 Act.

(c)          Agreement. Each Award shall be evidenced by an Agreement containing such provisions as may be approved by the Committee. Each such Agreement shall constitute a binding contract between the Company and the Participant, and every Participant, upon acceptance of an Agreement, shall be bound by the terms and restrictions of the Plan and of such Agreement. The terms of each such Agreement shall be in accordance with the Plan, but each Agreement may include such additional provisions and restrictions determined by the Committee, in its discretion, provided that such additional provisions and restrictions are not inconsistent with the terms of the Plan. In particular, the Committee shall set forth in each Agreement (i) the Exercise Price of an Option, if applicable, (ii) the number of shares of Common Stock subject to the Award, (iii) the manner, time and rate (cumulative or otherwise) of exercise or vesting of such Award, (iv) the restrictions, if any, to be placed upon such Award, or upon shares of Common Stock which may be issued upon exercise of such Award, and (v) whether the issuance or vesting of any shares of Common Stock is conditioned upon the achievement of certain performance metrics. The Chairman of the Committee and such other Directors and officers as shall be designated by the Committee are hereby authorized to execute Agreements on behalf of the Company with respect to Awards granted to Employee Directors and Employees and to cause them to be delivered to the recipients of the Awards. The Chairman of the Board and such other Directors and officers as shall be designated by the Board are hereby authorized to execute Agreements on behalf of the Company with respect to Awards granted to Non-Employee Directors and to cause them to be delivered to the recipients of the awards.

(d)          Effect of the Committee’s Decisions. All decisions, determinations and interpretations of the Committee shall be final and conclusive on all persons affected thereby.

(e)          Indemnification. In addition to such other rights of indemnification as they may have, the members of the Committee shall be indemnified by the Company in connection with any claim, action, suit or proceeding relating to any action taken or failure to act under or in connection with the Plan or any Award, granted hereunder to the full extent provided for under the Company’s governing instruments and insurance policies with respect to the indemnification of Directors.

6.	GRANT OF OPTIONS.

(a)          General Rule. The Committee shall have the discretion to grant Employees, Employee Directors and Officers Options to purchase Optioned Shares, which shall be subject to any restrictions or conditions imposed pursuant to Sections 5 or 17 of this Plan, provided, that ISOs may not be granted to Officers who are not also Employees or Employee Directors. Options may not be granted to any Non-Employee Director or to any employee, director or officer of any Affiliate who is not also an Employee, Employee Director or Officer.

(b)          Special Rules for ISOs. The aggregate Market Value, as of the date an Option is granted, of the shares of Common Stock with respect to which ISOs are exercisable for the first time by an Employee during any calendar year (under all incentive stock option plans, as defined in Section 422 of the Code, of the Company or any present or future Affiliate of the Company) shall not exceed $100,000. Notwithstanding the foregoing, the Committee may grant Options in excess of the foregoing limitations, in which case such Options granted in excess of such limitation shall be Options which are Non-ISOs.

7.	EXERCISE PRICE FOR OPTIONS.

(a)          Limits on Committee Discretion. The Exercise Price for an Option shall not be less than 100% of the Market Value of the Optioned Shares on the date of grant. In the case of an ISO to be granted to an Employee who owns shares of Common Stock representing more than 10% of the Company’s outstanding Common Stock at the time an ISO is granted, the Exercise Price shall not be less than 110% of the Market Value of the Optioned Shares on the date of grant.

(b)          Standards for Determining Exercise Price. If the Common Stock is listed on a national securities exchange (including the NASDAQ Market System) on the date in question, then the Market Value per Share shall be the average of the highest and lowest selling price on such exchange on such date, or if there were no sales on such date, then the Exercise Price shall be the average of the highest and lowest selling price on such exchange on the last date on which a Share was sold. If the Common Stock is not traded on a national securities exchange on the date in question, then the Market Value per Share shall be its fair market value as determined by the Committee in its sole and absolute discretion in accordance with Section 409A of the Code, provided that such fair market value shall not be less than the Company’s then-current net asset value as determined for purposes of section 61(a)(3)(A)(iii) of the 1940 Act.

8.	EXERCISE OF OPTIONS.

(a)          Generally. Unless the Committee specifically eliminates any vesting requirement or imposes a different vesting schedule in an Agreement granting an Option, each Option shall became vested and exercisable according to the following schedule:

Years of Continuous Service	Vested Percentage (applied to Optioned Shares)
Less than 1	0%
1	25%
2	50%
3	75%
4 or more	100%

Notwithstanding the foregoing, each Participant shall become fully (100%) vested immediately (i) upon termination of the Participant’s Continuous Service due to the Participant’s Disability or death, or (ii) upon a Change in Control or, if earlier, the execution of a definitive agreement to effect a Change in Control. An Option may not be exercised for a fractional Share.

(b)          Procedure for Exercise. A Participant may exercise an Option in whole or in part, subject to provisions relative to its termination and limitations on its exercise, only by delivery to the Committee or its designee, in accordance with procedures for the exercise of Options as the Committee may establish from time to time, of (i) written notice of intent to exercise the Option with respect to a specified number of whole shares of Common Stock, (ii) payment to the Company (contemporaneously with delivery of such notice) of the amount of the Exercise Price for the number of shares of Common Stock with respect to which the Option is then being exercised in (A) cash, or, if so permitted by the Board and if permitted by the 1940 Act and otherwise legally permissible, (B) through a net settlement, using shares of Common Stock received in the Option exercise or other shares of Common Stock owned by the Participant, (C) by such other means of payment that may be acceptable to the Board, or (D) in any combination of the foregoing permitted forms of payment, (iii) such representations and documents as are necessary or advisable to effect compliance with all applicable provisions of Federal or state securities laws or regulations; and (iv) in the event that the Option or portion thereof shall be exercised by any individual other than the Participant, appropriate proof of the right of such individual to exercise the Option or portion thereof. Each such notice (and payment where required) shall be delivered, or mailed by prepaid registered or certified mail, addressed to the Treasurer of the Company at its executive offices. Common Stock utilized in full or partial payment of the Exercise Price for Options shall be valued at their Market Value at the date of exercise. Notwithstanding the foregoing, if the Exercise Price may be paid in Common Stock as provided above, Common Stock delivered by the Participant may be shares of Common Stock which were received by the Participant upon exercise of one or more previously exercised Options, but only if such Common Stock has been held by the

Participant for at least six months, or such other period of time as is required, in the opinion of the independent auditor for the Plan, to avoid adverse financial accounting results.

(c)          Period of Exercisability. Except to the extent otherwise provided herein or in the terms of an Agreement, an Option may be exercised by a Participant only while he has maintained Continuous Service from the date of the grant of the Option, or within ninety (90) days after termination of such Continuous Service (but not later than the date on which the Option would otherwise expire). Notwithstanding the foregoing, the Participant’s rights to exercise such option shall expire:

(1)          immediately upon termination of the Participant’s Continuous Service due to “Just Cause” which for purposes hereof shall have the meaning set forth in any unexpired employment, consulting, severance, retention, change-in-control or similar written agreement between the Participant and the Company or an Affiliate (and, in the absence of any such agreement, shall mean termination because of the Participant’s personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty, intentional failure to perform stated duties, willful violation of any law, rule or regulation (other than traffic violations or similar offenses), as determined by the Committee in its discretion or pursuant to a final cease-and-desist order;

(2)          immediately upon a determination by the Committee that the Participant has violated a non-competition provision contained in any unexpired employment, or consulting, or other written agreement between the Participant and the Company or an Affiliate;

(3)          two years from the date on which the Participant’s Continuous Service terminates due to his death (but not later than the date on which the Option would otherwise expire), during which time the Option may be exercised (to the extent that the Participant would have been entitled to exercise it immediately prior to his death) by the personal representatives of his estate or person or persons to whom his rights under such Option shall have passed by will or by the laws of descent and distribution; or

(4)          ninety (90) days following the termination of Participant’s Continuous Service for reasons other than Just Cause or death of the Participant

(d)          Effect of the Committee’s Decisions. The Committee’s determination whether a Participant’s Continuous Service has ceased, and the effective date thereof, shall be final and conclusive on all persons affected thereby.

9.	RESTRICTED STOCK.

(a)          Grants to Employees. The Committee shall have the discretion to grant Restricted Stock to Employees. The Committee shall notify the Participant in writing of the grant of the Award, the number of shares covered by the Award, and the terms upon which the shares subject to the Award may vest. The Committee shall maintain records as to all grants of Restricted Stock under the Plan.

(b)          Grants to Non-Employee Directors. Notwithstanding any other provision of the Plan to the contrary, each Participant who is a Non-Employee Director shall be granted up to 2,000 shares of Restricted Stock at the beginning of each one-year term of service on the Board. One-third of such shares of Restricted Stock shall vest on each of the next three anniversaries of the date of grant, provided that such Participant’s director relationship has not been terminated prior to such anniversary. Each grant of Restricted Stock to Non-Employee Directors will be made pursuant to this schedule and will not be changed without Commission approval.

(c)          Vesting. Except for grants to Non-Employee Directors and unless the Committee specifically eliminates any vesting requirement or imposes a different vesting schedule in an Agreement, Restricted Stock granted to Employees will become vested according to the following schedule:

Years of Continuous Service	Vested Percentage
Less than 1	0%
1	25%
2	50%
3	75%
4 or more	100%

Notwithstanding the foregoing, each Participant shall become fully (100%) vested immediately (i) upon the termination of the Participant’s Continuous Service due to the Participant’s Disability or death, or (ii) upon a Change in Control, or, if earlier, the execution of a definitive agreement to affect a Change in Control. Unless the Committee expressly provides otherwise, immediately upon the cessation of Continuous Service (as determined under criteria established by the Committee), that portion, if any, of any Restricted Stock that is not then vested will be returned to the Company and will be available to be issued as Awards under the Plan. The Board may provide in any Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock will be waived in whole or in part in the event of terminations resulting from any cause, and the Board may in other cases waive in whole or in part the forfeiture of Restricted Stock.

(d)          Dividends. Dividends, including deemed dividends, paid on Restricted Stock shall be paid at the dividend payment date, in cash or in shares of Common Stock having a Market Value equal to the amount of such dividends. Unless otherwise determined by the Board, Common Stock distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such Stock or other property has been distributed.

10.	PERFORMANCE AWARDS.

(a)          Generally. An Award may be in the form of a Performance Award. The terms, conditions and limitations applicable to an Award that is a Performance Award shall be determined by the Committee, but in all cases such Performance Award will take the form of either Option or Restricted Stock. The Committee shall set performance goals in its discretion which, depending on the extent to which they are met, will determine the value and/or amount of Performance Awards that will be paid out to the Participant and/or the portion that may be exercised. Performance Awards granted to Participants that are not intended to qualify as qualified performance-based compensation under Section 162(m) of the Code shall be based on achievement of such goals and be subject to such terms, conditions and restrictions as the Committee or its delegate shall determine.

(b)          Qualified Performance Awards. Performance Awards granted to Employees under the Plan that are intended to qualify as qualified performance-based compensation under Section 162(m) of the Code shall be granted, paid, vested or otherwise deliverable solely on account of the attainment of one or more pre-established, objective performance goals established by the Committee prior to the earlier to occur of (x) 90 days after the commencement of the period of service to which the performance goal relates or (y) the lapse of 25% of the period of service (as scheduled in good faith at the time the goal is established), and in any event while the outcome is substantially uncertain. A performance goal is objective if a third party having knowledge of the relevant facts could determine whether the goal is met. Such a performance goal may be based on one or more business criteria that apply to the Employee, one or more business segments, units, or divisions of the Company, or the Company as a whole, and if so desired by the Committee, by comparison with a peer group of companies. A performance goal shall include one or more of the following:

•	Net Unrealized Appreciation and Net Realized Gains;
•	Net Investment Income or Net Realized Income per share (actual or targeted growth);
•	Economic value added;
•	Net Investment Income or Net Realized Income measures;
•	Dividend and Dividends per share measures;
•	Cash flow and liquidity measures;
•	Return measures (including but not limited to return on capital employed, return on equity, return on investment and return on assets);
•	Operating measures (including but not limited to productivity, efficiency, and scheduling measures);

•	Expense targets (including but not limited to funding and development costs and general and administrative expenses); or
•	Stock price measures (including but not limited to growth measures and total stockholder return).

Unless otherwise stated, such a performance goal need not be based upon an increase or positive result under a particular business criterion and could include, for example, maintaining the status quo or limiting economic losses (measured, in each case, by reference to specific business criteria). In interpreting Plan provisions applicable to performance goals, it is the intent of the Plan to conform with the standards of Section 162(m) of the Code and Treasury Regulation Section 1.162-27(e)(2)(i) as to grants to those Employees whose compensation is, or is likely to be, subject to Section 162(m) of the Code, and the Committee, in establishing such goals and interpreting the Plan, shall be guided by such provisions. Prior to the payment of any compensation based on the achievement of performance goals, the Committee must certify in writing that applicable performance goals and any of the material terms thereof were, in fact, satisfied. The Committee may, in its discretion and consistent with the terms of the Performance Award, reduce the amount of a Performance Award paid upon achievement of the performance goals, but it may not exercise any discretion to increase such amount. Subject to the foregoing provisions, the terms, conditions and limitations applicable to any qualified performance awards made pursuant to this paragraph (b) shall be determined by the Committee.

11.	CHANGE IN CONTROL; EFFECT OF CHANGES IN COMMON STOCK SUBJECT TO THE PLAN.

(a)          Change in Control. Immediately prior to a Change in Control or, if earlier, the execution of a definitive agreement to effect a Change in Control, all Options and Restricted Stock shall become fully vested and exercisable notwithstanding any other provision of the Plan or any Agreement.

(b)          Recapitalizations; Stock Splits, Etc. In the event any recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, or exchange of shares of Common Stock or other securities, any stock dividend or other special and nonrecurring dividend or distribution (whether in the form of cash, securities or other property), liquidation, dissolution, or other similar transactions or events, affects the Common Stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of Participants under the Plan, then the Committee shall make equitable adjustment in (i) the number and kind of shares of Common Stock deemed to be available thereafter for grants of Awards under this Plan, (ii) the number and kind of shares that may be delivered or deliverable in respect of outstanding Awards, and (iii) the exercise price to prevent such dilution or enlargement of rights.

(c)          Transactions in which the Company is Not the Surviving Entity. In the event of (i) the liquidation or dissolution of the Company, (ii) a merger or consolidation in which the Company is not the surviving entity, or (iii) the sale or disposition of all or substantially all of the Company’s assets (any of the foregoing to be referred to herein as a “Transaction”), all outstanding Awards, together with the Exercise Prices thereof, shall be equitably adjusted for any change or exchange of shares of Common Stock for a different number or kind of shares or other securities which results from the Transaction, and the forfeiture provisions set forth in Sections 8(c)(2) and 17(c) shall automatically become null and void.

(d)          Special Rule for ISOs. Any adjustment made pursuant to subsections (a) or (b) hereof shall be made in such a manner as not to constitute a modification of an ISO, within the meaning of Section 424(h) of the Code.

(e)          Conditions and Restrictions on New, Additional, or Different Shares or Securities. If, by reason of any adjustment made pursuant to this Section 11, a Participant becomes entitled to new, additional, or different shares of stock or securities, then, except as expressly provided in this Section 11, such new, additional, or different shares of stock or securities shall thereupon be subject to all of the conditions and restrictions which were applicable to the shares of Common Stock pursuant to the Award before the adjustment was made.

(f)          Other Issuances. Except as expressly provided in this Section, the issuance by the Company or an Affiliate of shares of stock of any class, or of securities convertible into stock of another class, for cash or property or for labor or services either upon direct sale or upon the exercise of rights or warrants to subscribe therefor, shall not affect, and no adjustment shall be made with respect to, the number, class, or Exercise Price of Common Stock then subject to Awards or reserved for issuance under the Plan.

(g)          Certain Special Dividends. The Exercise Price of and number of shares of Common Stock subject to outstanding Awards shall be proportionately adjusted upon the payment of a special, nonrecurring dividend that has the effect of a return of capital to the shareholders.

12.	TRANSFERABILITY OF AWARDS.

ISOs and Restricted Stock may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent and distribution. Notwithstanding the foregoing, or any other provision of this Plan, a Participant who holds Non-ISOs may transfer such Awards to his or her spouse, lineal ascendants, or to a duly established trust for the benefit of one or more of these individuals. The Awards so transferred may thereafter be transferred only to the Participant who originally received the grant or to an individual or trust to whom the Participant could have initially transferred the Awards pursuant to this Section 12. Awards which are transferred pursuant to this Section 12 shall be exercisable or earned by the transferee according to the same terms and conditions as applied to the Participant. Notwithstanding any other provision of this Plan to the contrary, Common Stock that is received pursuant to an Award may not be sold within the six-month period following the grant date of that Award, except in the event of the Participant’s death or Disability, or such other event as the Board may specifically deem appropriate.

13.	TIME OF GRANTING AWARDS.

The date of grant of an Award shall, for all purposes, be the later of the date on which the Committee, or, if applicable, the “required majority”, as defined in Section 57(o) of the 1940 Act, approves the issuance of the Award, and the Effective Date. Notice of the determination shall be given to each Participant to whom an Award is so granted within a reasonable time after the date of such grant.

14.	EFFECTIVE DATE.

The Plan was adopted by the Board on April 27, 2015, and will become effective upon the Plan’s approval by a favorable vote of shareholders of a majority of the total votes cast at a duly called meeting of the Company’s shareholders held in accordance with applicable laws, but its effectiveness and the effectiveness of any grants of Awards shall be contingent upon the U.S. Securities and Exchange Commission granting an order exempting the Company from Sections 23(a), 23(b), 23(c), and 63 of the 1940 Act.

15.	MODIFICATION OF OPTIONS.

At any time, and from time to time, the Board may authorize the Committee to direct execution of an instrument providing for the modification of any outstanding Option, provided no such modification shall confer on the holder of said Option any right or benefit which could not be conferred on him by the grant of a new Option at such time, impair the Option without the consent of the holder of the Option, or have the effect of reducing the Exercise Price for the Option.

16.	AMENDMENT AND TERMINATION OF THE PLAN.

The Board may from time to time amend the terms of the Plan and, with respect to any shares of Common Stock at the time not subject to Awards, suspend or terminate the Plan, subject to applicant requirements in (a) the Company’s articles of incorporation or by-laws and (b) applicable law and orders. Unless sooner termination, the Plan shall terminate on the day before the tenth (10th) anniversary of the date the Plan is approved by the Stockholders of the Company. No amendment, suspension or termination of the Plan shall, without the consent of any affected holders of an Award, alter or impair the balance credited to the Participant’s Account or any rights or obligations under any Award theretofore granted.

17.	CONDITIONS UPON ISSUANCE OF SHARES OF COMMON STOCK.

(a)          Compliance with Securities Laws. Common Stock shall not be issued with respect to any Award unless the issuance and delivery of such shares of Common Stock shall comply with all relevant provisions of law, including, without limitation, the Securities Act of 1933, as amended, the rules and regulations promulgated thereunder, any applicable state securities law, and the requirements of any stock exchange upon which the shares of Common Stock may then be listed.

(b)          Special Circumstances. The inability of the Company to obtain approval from any regulatory body or authority deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any shares of Common Stock hereunder shall relieve the Company of any liability in respect of the non-issuance or sale of such shares of Common Stock. As a condition to the Award, the Committee may require the person receiving or exercising the Award to make such representations and warranties as may be necessary to assure the availability of an exemption from the registration requirements of federal or state securities law.

(c)          Repurchase Right; Damages. The Company shall have the right to cause the forfeiture of the Common Stock (in the case of Optioned Shares, in exchange for any Exercise Price paid by the Participant) received pursuant to an Award if the Participant breaches a non-competition provision in any unexpired employment, consulting or other written agreement between the Participant and the Company or an Affiliate. If a Participant has disposed of such shares of Common Stock, the Company may seek compensatory damages from the Participant, as well as seek specific performance for the sale to the Company of such other shares of Common Stock that the Participant owns or controls (but only to the extent necessary to provide the Company with the recovery contemplated in the preceding sentence).

(d)          Committee Discretion. The Committee shall have the discretionary authority to impose in Agreements such restrictions on shares of Common Stock as it may deem appropriate or desirable, including but not limited to the authority to impose a right of first refusal, or to establish repurchase rights, or to pay a Participant the in-the-money value of his or her Award in consideration for its cancellation, or all of these restrictions.

18.	RESERVATION OF SHARES OF COMMON STOCK.

The Company, during the term of the Plan, will reserve and keep available a number of shares of Common Stock sufficient to satisfy the requirements of the Plan.

19.	WITHHOLDING TAX.

The Company’s obligation to deliver shares of Common Stock or make cash payments pursuant to an Award shall be subject to the Participant’s satisfaction of all applicable federal, state and local income and employment tax withholding obligations. To the extent that the Company is required to withhold any federal, state or local income and employment taxes in respect of any compensation income realized by the Participant in respect of Common Stock acquired pursuant to an Award, or in respect of any Common Stock becoming vested, then the Company shall deduct from any payments of any kind otherwise due to such Participant the aggregate amount of such federal, state or local income and employment taxes required to be so withheld. If no such payments are due or to become due to such Participant, or if such payments are insufficient to satisfy such federal, state or local income or employment taxes, then such Participant will be required to pay to the Company, or make other arrangements satisfactory to the Company regarding payment to the Company of, the aggregate amount of any such taxes. The Committee, in its discretion, may permit the Participant to satisfy the obligation, in whole or in part, by irrevocably electing to have the Company withhold shares of Common Stock, or to deliver to the Company shares of Common Stock that he already owns, having a value equal to the amount required to be withheld. The value of the shares of Common Stock to be withheld, or delivered to the Company, shall be based on the Market Value of the Common Stock on the date the amount of tax to be withheld is determined. As an alternative, the Company may retain, or sell without notice, a number of such shares of Common Stock sufficient to cover the amount required to be withheld.

20.	NO SHAREHOLDER RIGHTS.

No Participant shall have any voting or dividend rights or other rights of a shareholder in respect of any shares of Common Stock subject to an Option covered by an Award prior to the time said shares are actually distributed. Subject to the provisions of the Plan and the applicable Agreement, holders of Restricted Stock shall have all the rights upon issuance of the Restricted Stock Award including, without limitations, voting rights and the right to receive dividends.

21.	NO EMPLOYMENT OR OTHER RIGHTS.

In no event shall an Employee’s, Director’s or Officer’s eligibility to participate or participation in the Plan create or be deemed to create any legal or equitable right of the Employee, Director, Officer or any other party to continue service with the Company or any Affiliate. No Employee, Director or Officer shall have a right to be granted an Award or, having received an Award, the right to again be granted an Award. However, an Employee, Director or Officer who has been granted an Award may, if otherwise eligible, be granted an additional Award or Awards.

22.	NO FIDUCIARY RELATIONSHIP.

None of the members of the Board has any duty to manage or operate the Plan to maximize the benefits granted hereunder, but rather shall have full discretionary power to make all management and operational decisions based on their determination of the respective best interests of the Company, it shareholders and the Participants. The Plan shall not be construed to create any fiduciary relationship between the Board or the Committee and the Participants.

23.	SEVERABILITY.

If any provision of the Plan is held invalid or unenforceable, such determination shall not affect the remaining parts of the Plan, and the Plan shall be enforced and construed as if such provision had not been included.

24.	1940 ACT.

No provision of this Plan is intended to contravene any portion of the 1940 Act, and in the event of any conflict between the provisions of the Plan or any Award and the 1940 Act, the applicable Section of the 1940 Act shall control and all Awards under the Plan shall be so modified. All Participants holding such modified Awards shall be notified of the change to their Awards and such change shall be binding on such Participants. At all times during such periods as the Company qualifies or is intended to qualify as a “business development company,” no Award may be granted under the Plan if the grant of such Award would cause the Company to violate the 1940 Act and, if otherwise approved for grant, shall be void and of no effect. Additionally, notwithstanding any provision in this Plan to the contrary, the Plan will be operated, administered, and construed consistent with any exemptive order issued by the Commission under the 1940 Act.

25.	GOVERNING LAW.

Except to the extent that federal law shall be deemed to apply, the Plan shall be governed by and construed in accordance with the laws of the State of New York, excluding any conflicts or choice of law principle that might otherwise refer construction or interpretation of the Plan to another jurisdiction. Unless otherwise provided in an Agreement, recipients of an Award under the Plan are deemed to submit to the exclusive jurisdiction and venue of the Federal or state courts of the State of New York to resolve any issue that may arise out of or relate to the Plan or any Award.

EXHIBIT B

Verification Required by Rule 0-2(d)

The undersigned being duly sworn deposes and says that he has duly executed the attached Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940 granting an exemption from Sections 23(a), 23(b), and 63 of the Act, and pursuant to Sections 57(a)(4)and 57(i) of the Act and Rule 17d-l under the Act authorizing certain joint transactions otherwise prohibited by Section 57(a)(4) of the Act, and pursuant to Section 23(c)(3) of the Act granting an exemption from Section 23(c) of the Act for and on behalf of Newtek Business Services Corp.; that he is the Chief Executive Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Barry Sloane
Name:	Barry Sloane
Title:	Chief Executive Officer

B-1

EXHIBIT C

Resolutions of the Board of Directors

NEWTEK BUSINESS SERVICES CORP.

RESOLUTION ADOPTED BY THE BOARD OF DIRECTORS

APPLICATION FOR EXEMPTIVE ORDER

RESOLVED, that the officers of the Company shall be, and each of them hereby is, authorized and directed, by and on behalf of the Company, and in its name, to execute and cause to be filed with the Commission any applications, or amendments thereto, for exemptive relief or certifications, or requests for no-action or interpretive positions under the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940, or any other applicable federal or state securities law, or applicable provisions of the Internal Revenue Code of 1986, as amended, as such officers, in their sole discretion, deem necessary or to effect such actions or pursue such activities or transactions of the Company as are duly authorized; and further

RESOLVED, that all prior actions taken by the officers of the Company in connection with the filing of such application with the Commission is hereby approved and ratified in all respects.

C-1